Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FIRST OSTIA PORT LTD.

SECOND ACTIUM COIN LTD.

AND

ACORN INTERNATIONAL, INC.

Dated as of October 12, 2020

-i-

-ii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of October 12, 2020, by and among First Ostia Port Ltd., a Cayman Islands exempted company (the “Controlling Shareholder”); Second Actium Coin Ltd., a Cayman Islands exempted company all of the outstanding shares of which are owned by the Controlling Shareholder (“Merger Sub”); and Acorn International, Inc., a Cayman Islands exempted company (the “Company”), wherein the Company and Merger Sub are sometimes hereinafter collectively referred to as the “Constituent Corporations”, and the shareholders of the Controlling Shareholder are sometimes hereinafter referred to as the “Continuing Shareholders”. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in Section 9.14.

RECITALS

WHEREAS, the respective boards of directors of each of Controlling Shareholder and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby;

WHEREAS, Controlling Shareholder, as the sole shareholder of Merger Sub, has approved the Merger and the transactions contemplated hereby by written resolutions;

WHEREAS, Duff & Phelps, LLC (the “Financial Advisor”) has delivered a written opinion to a committee of the Company’s board of directors consisting of three members of the board of directors of the Company that are not affiliated with the Continuing Shareholders or Merger Sub and are not members of the Company’s management (the “Independent Committee”), that, subject to certain assumptions and limitations set forth therein, as of the date of such written opinion, the consideration to be received by the shareholders of the Company (other than the Continuing Shareholders and their respective affiliates) pursuant to this Agreement is fair to such shareholders from a financial point of view (the “Opinion”);

WHEREAS, upon recommendation of the Independent Committee, the board of directors of the Company has determined that the Merger and the other transactions contemplated by this Agreement are fair and in the best interests of the Company’s shareholders, other than the Continuing Shareholders and their respective affiliates, and subject to the terms and conditions set forth herein, has approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and has resolved to recommend the approval of the Merger to the Company’s shareholders (other than the Continuing Shareholders and their respective affiliates); and

WHEREAS, the Company, the Controlling Shareholder and the Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law (2020 Revision) (the “Cayman Companies Law”), at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law except as set forth in Article II. The Merger shall have the effects specified in the Cayman Companies Law.

1.2  Closing. Unless otherwise mutually agreed in writing among the Company, Merger Sub and the Controlling Shareholder, the closing for the Merger (the “Closing”) shall take place at the offices of Hogan Lovells International LLP, Suite 1804-1808, Park Place, 1601 Nanjing Road West, Jing An District, Shanghai 200040, People’s Republic of China, at 10:00 A.M. (Shanghai Time) on the second business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day (Shanghai Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York City, USA, the Cayman Islands, Hong Kong or Shanghai, China.

1.3  Effective Time. On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in the form contained in Appendix 1 hereto and the Company shall file the Cayman Plan of Merger and other documents required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the Cayman Companies Law. The Merger shall become effective at the time when the Cayman Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as the Merger Sub and the Company may agree and specify in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

ARTICLE II
MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING CORPORATION

2.1  The Memorandum and Articles of Association. As of the Effective Time, the memorandum and articles of association of Merger Sub in effect at the Effective Time shall be the memorandum and articles of association of the Surviving Corporation (the “Memorandum and Articles of Association”) until thereafter changed or amended as provided therein or by applicable Law.

ARTICLE III
DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1  Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by the Controlling Shareholder prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

3.2 Officers. The parties hereto shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by the Controlling Shareholder prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE IV
EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

4.1  Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, the Controlling Shareholder, Merger Sub or any other shareholders of the Company:

(a)  Merger Consideration. Each ordinary share, par value $0.01 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing twenty Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive $1.05 in cash per Share without interest (the “Per Share Merger Consideration”). As each ADS represents twenty Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive $21.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement (as defined below). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist. Each certificate formerly representing any of the Shares (a “Share Certificate”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares (as defined below) shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares owned by any of the Controlling Shareholder, Merger Sub or any other direct or indirect wholly owned Subsidiary of the Company, or the Controlling Shareholder, and in each case not held on behalf of third parties, and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”) (each of the Shares described in clauses (i) and (ii), an “Excluded Share”).

(b)  Merger Consideration for the Controlling Shareholder. Each Share issued and outstanding immediately prior to the Effective Time and owned by any of the Controlling Shareholder, Merger Sub or any other direct or indirect wholly owned Subsidiary of the Controlling Shareholder and Shares owned by any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, shall, by virtue of the Merger and without any action on the part of the holder of such Shares, upon the Effective Time, cease to be outstanding, shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

(c)  Merger Sub. At the Effective Time, each ordinary share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Corporation.

(d)  Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless they notify the Paying Agent (as defined below) of their current contact details. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (b) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (c) notice of the Company shareholders meeting has been sent to such shareholder and has been returned undelivered.

Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholder Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods must contact the Surviving Corporation.

4.2  Exchange of Certificates.

(a)  Paying Agent. At the Effective Time, the Controlling Shareholder shall deposit, or shall cause to be deposited, with a paying agent selected by the Controlling Shareholder with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 4.1 and Section 4.2(f) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).

(b)  Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five business days in the case of record holders and (y) three business days in the case of the Depository Trust Company (“DTC”) on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of DTC, deliver) to each registered holder of Shares (other than holders of Excluded Shares) immediately prior to the Effective Time (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as the Controlling Shareholder and the Company may reasonably agree, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(e)) and Book-Entry Shares in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of a Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Share Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate or Book-Entry Shares so surrendered shall forthwith be marked as cancelled. The Surviving Corporation shall make arrangements for the Depositary (as defined below) to distribute the Per ADS Merger Consideration to ADS holders (net of any applicable withholding taxes) pro rata to their holdings of ADSs upon surrender by them of the ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable upon due surrender of the Share Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that are not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate or Book-Entry Shares may be issued to such transferee if the Share Certificates or Book-Entry Shares formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)  Transfers. From and after the Effective Time, no transfers of Shares shall be effected in the register of members of the Company. If, after the Effective Time, any Share Certificate or Book-Entry Shares are presented to the Surviving Corporation, the Controlling Shareholder or the Paying Agent for transfer, such Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article IV.

(d)  Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article IV upon due surrender of its Share Certificates (or affidavits of loss in lieu of the Share Certificates) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, the Controlling Shareholder, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)  Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by the Controlling Shareholder or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by the Controlling Shareholder or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f)  Dissenters’ Rights. No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder. The Company shall give the Controlling Shareholder (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of the Controlling Shareholder, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)  Withholding Rights. Each of the Paying Agent and Depositary, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. To the extent that amounts are so withheld by the Paying Agent or Depositary, such withheld amounts shall be remitted by the Paying Agent or Depositary to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Paying Agent or Depositary.

(h) Termination of Deposit Agreement. As soon as reasonably commercially practicable after the Effective Time, the Surviving Corporation shall provide notice to Citibank, N.A. (the “Depositary”) to terminate the deposit agreement dated as of May 2, 2007, as amended by Amendment No.1 to Deposit Agreement, dated as of November 30, 2015 by and among the Company, the Depositary and the other parties thereto (the “Deposit Agreement”) in accordance with the terms of the Deposit Agreement.

(i) Agreement of Fair Value. The Controlling Shareholder, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

[Intentionally omitted]

4.3  Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. Except (x) as may be disclosed in the Company Reports filed with the United States Securities and Exchange Commission (the “SEC”) prior to the date of this Agreement (excluding, in each case, any nonspecific disclosures set forth in any risk factor section to the extent they are general, nonspecific and forward looking statements or cautionary or forward- looking in nature), (y) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to the Controlling Shareholder by the Company in connection with entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent and which disclosure shall qualify all representations, warranties and covenants hereof), or (z) for any matters with respect to which Mr. Robert Roche has actual knowledge as of this date of this Agreement, the Company hereby represents and warrants to the Controlling Shareholder and Merger Sub that:

(a)  Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(b)  Capital Structure.

(i)  The authorized share capital of the Company consists of 250,000,000 Shares, of which, as of the date of this Agreement, 51,419,058 Shares (including Shares represented by ADSs) are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. As of the date of this Agreement, there are no Shares subject to outstanding options and no Shares subject to outstanding restricted share units for the Company’s Shares. Each of the outstanding shares of capital stock or other securities of each of the Company’s wholly owned Subsidiaries, which are set forth in Section 5.1(b)(i) of the Company Disclosure Schedule (each, a “Wholly Owned Subsidiary”), has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) other than Permitted Liens. Each of the outstanding shares of capital stock or other securities that are directly or indirectly owned by the Company of each of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries, which are set forth in Section 5.1(b)(i) of the Company Disclosure Schedule (“Non-Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and nonassessable and owned by the Company or by a direct or indirect Wholly Owned Subsidiary, free and clear of any Lien other than Permitted Liens. Except as set forth in Section 5.1(b)(i) of the Company Disclosure Schedule, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(ii)  [Intentionally omitted]

(c)  Corporate Authority; Approval and Fairness.

(i)  The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to adoption of this Agreement by the holders of the Shares representing at least two-thirds (2/3) of the Shares present and voting in person or by proxy as a single class and entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)  The board of directors of the Company, based upon the recommendation of the Independent Committee, (A) has determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”), (B) the board of directors of the Company directed that this Agreement be submitted to the holders of Shares for their approval, and (C) the Independent Committee has received the Opinion. A true and correct copy of the Opinion will be included in the Proxy Statement.

(d)  Consents and Approvals; No Violations; Certain Contracts.

(i)  Other than the filings and/or notices pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), under any applicable requirements, if any, and any notices to, approvals of, or consents or clearances by, any other PRC, United States federal, state, local or other non-United States court or Governmental Entity (as defined below) with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Entity”, and such approvals collectively, the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(ii)  The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum and articles of association of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a material breach or violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject, (C) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or right of termination, cancellation or modification) or default under, the payment of additional fees, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, settlement, consent, note, mortgage or indenture (each, a “Contract”) binding upon the Company or any of its Subsidiaries not otherwise terminable by the other party thereto on 90 days’ or less notice, (D) a breach or violation of or a termination, cancellation or modification (or right of termination, cancellation or modification) or default or right of first refusal or similar right under any investment agreement, shareholders agreement or any other similar agreement to which the Company or any of its Subsidiaries is a party or by which any of them are otherwise bound, or (E) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (C), (D) or (E) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(e)  Company Reports; Financial Statements.

(i)  The Company has filed or furnished, as applicable, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), since December 31, 2019 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply when filed or furnished in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)  The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(iii)  Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date, and each of the consolidated statements of income, changes in shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed after the date of this Agreement, will fairly present, in all material respects, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(f)  Absence of Certain Changes. Since December 31, 2019, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been:

(A)  any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect;

(B)  any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company);

(C)  any material change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(D)  (1) any increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (2) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

(E)  any agreement to do any of the foregoing.

(g)  Litigation and Liabilities. There are no civil, criminal, administrative or other actions, suits, claims, oppositions, litigations, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, of the type that would be required to be reflected or reserved against in a consolidated balance sheet prepared in accordance with GAAP (“Liabilities”) or the notes thereto if such balance sheet were prepared as of the date hereof, except (i) as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date of this Agreement, (ii) for Liabilities incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Reports, (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement, or (iv) Liabilities that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(h)  Employee Benefits.

(i)  All benefit and compensation plans, employment agreements, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries and current or former directors of the Company, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock-based, incentive and bonus plans (the “Company Benefit Plans”), including Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States, are listed in Section 5.1(h) of the Company Disclosure Schedule. True and complete copies of all Company Benefit Plans listed in Section 5.1(h) of the Company Disclosure Schedule, including any trust instruments, insurance contracts, actuarial reports and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been provided or made available to the Controlling Shareholder.

(ii)  None of the Company Benefit Plans was or is subject to ERISA.

(iii)  Except for any acceleration of vesting specifically provided for or contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(iv)  There is no outstanding order against the Company Benefit Plans that is, or would reasonably be expected to be, material.

(v)  The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to purchase Shares to any Employees, consultants or directors of the Company after the date hereof.

(i)  Compliance with Laws; Licenses.

(i)  The businesses of each of the Company and its Subsidiaries have not been, since December 31, 2019, and are not being conducted in violation of any applicable United States federal, state or local, or PRC or other national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision legally binding on the Company and its Subsidiaries, Judgment, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), including the Law on the Protection of Consumer Rights and Interests as amended by the Standing Committee of the National People’s Congress that took effect on March 15, 2014, except, individually or in the aggregate, as would not have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement. No investigation, audit or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity notified the Company of its intention to conduct the same, except for such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or communication of any material noncompliance with any applicable Laws that has not been cured as of the date of this Agreement.

(ii)  The Company and its Subsidiaries each has made application or obtained, renewed and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement.

(iii)  Neither the Company nor any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened, investigation by any Governmental Entity in the PRC or elsewhere pursuant to anti- corruption Laws. Neither the Company nor any of its Subsidiaries has, nor, to the Knowledge of the Company, has any officer or employee of the Company or any of its Subsidiaries, been convicted of any violation of such anti-corruption Laws. Neither the Company nor any of its Subsidiaries has Knowledge that it has solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or kind for the purpose of making or receiving any referral which violated any applicable anti-corruption Law. None of the Company, its Subsidiaries and, to the Knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries, has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, except for such violations, if any, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have, to the Knowledge of the Company, conducted their businesses in compliance with the FCPA in all material respects and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(iv)  The Company is aware of, and has been advised as to, the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors jointly promulgated by the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange (“SAFE”) on August 8, 2006 and as further amended by the PRC Ministry of Commerce on June 22, 2009 (the “M&A Rules”). The Merger and the consummation of the transactions contemplated by this Agreement are not and will not be at the Closing Date affected by the M&A Rules or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the M&A Rules.

(v)  The Company and its Subsidiaries have taken all reasonable steps to comply with, and to cause their respective shareholders to comply with, any applicable rules and regulations of the PRC Tax authority.

(vi)  To the extent applicable, the Company and its Subsidiaries have taken all reasonable steps to comply with any applicable rules and regulations of the SAFE.

(j)  Material Contracts.

(i)  Except for this Agreement and except for Contracts filed as exhibits to the Company Reports, as of the date of this Agreement, none of the Company or its Subsidiaries is a party to or bound by:

(A)  any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(B)  any Contract involving the payment or receipt of amounts by the Company or any of its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than $1,000,000 in any calendar year on its face;

(C)  any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $1,000,000;

(D)  any Contract relating to the formation, creation, operation, management or control of any joint venture;

(E)  any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act; and

(F)  any non-competition Contract or other Contract that limits or purports to limit in any material respect the type of business in which the Company or its Subsidiaries may engage, the type of goods or services which the Company or its Subsidiaries may manufacture, produce, import, export, offer for sale, sell or distribute or the manner or locations in which any of them may so engage in any business or use their assets.

Each such Contract described in clauses (A) through (F) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company Reports is referred to herein as a “Material Contract”.

(ii)  Each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There is no breach or default under any Material Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by the Company or its Subsidiaries, in each case except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(k)  Properties.

(i)  Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, with respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), (A) the Company or its applicable Subsidiary has good and marketable title, or valid granted long term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii)  With respect to real property leased, subleased or licensed to the Company or its Subsidiaries (the “Leased Real Property”), the lease, sublease or license for such property is valid, legally binding, enforceable and in full force and effect, except in each case, for such invalidity, failure to be binding or unenforceability that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(iii)  Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property (as defined in Section 5.1(p)), in each case free and clear of all Encumbrances.

(iv)  For purposes of this Section 5.1(k) only, “Encumbrance” means any Lien, mortgage, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset, but specifically excludes: (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries and reflected on or specifically reserved against or otherwise disclosed in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

(l)  Takeover Statutes. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(m)  Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably expected to result in a Material Adverse Effect: (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; (ii) no property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law; and (iv) neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances. As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national statute, Law, regulation, order, decree, permit or authorization relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. This Section 5.1(m) constitutes the only representations and warranties of the Company with respect to any Environmental Law. As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified, regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (B) any petroleum product or by-product, asbestos- containing material, polychlorinated biphenyls or radioactive material.

(n)  Taxes and Tax Returns. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and, in cases where the statute of limitations would still be open, timely filed (taking into account any extension of time within which to file) all income, franchise, and similar Tax Returns (as defined herein) and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are shown as due on such filed Tax Returns and any material Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not, to the Knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are, individually or in the aggregate, reasonably likely to have a Material Adverse Effect and are not disclosed or provided for in the Company Reports.

(o)  Labor Matters. As of the date of this Agreement, except as would not, or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws of the PRC, respecting employment, employment practices, labor, terms and conditions of employment and wages and hours, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company (collectively, “Employees”); and (iii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits for Employees.

(p)  Intellectual Property.

(i)  Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, (A) to the Company’s Knowledge, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (B) all of the registrations and applications included in the Company IP owned by, and to the Knowledge of the Company, the Company IP exclusively licensed by the Company and its Subsidiaries, are subsisting; and (C) all of the Company IP are free and clear of any Encumbrance.

(ii)  Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, (A) neither the conduct of the business of the Company and/or the conduct of the business of any of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any third party; and (B) to the Knowledge of the Company, no third party is infringing, diluting, misappropriating or otherwise violating any Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(iii)  Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all Trade Secrets, and to the Company’s Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of law.

(iv) This Section 5.1(p) constitutes the only representations and warranties of the Company with respect to any Company IP and infringement of Intellectual Property rights of any third party.

For purposes of this Agreement: “Intellectual Property” means all United States, PRC, other jurisdiction and multinational: (A) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (B) patents and proprietary inventions and discoveries; (C) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(q)  Insurance. The Company has made available to the Controlling Shareholder accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all such insurance is in full force and effect. The Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a cost that would not result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(r)  Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed the Financial Advisor. The Company has made available to the Controlling Shareholder a complete and accurate copy of all agreements pursuant to which any advisor to the Company is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(s)  No Additional Representations.

(i)  Except for the representations and warranties made by the Company in this Section 5.1, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to the Controlling Shareholder, Merger Sub, or any of their affiliates or Representatives (as defined below) with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Section 5.1, any oral or written information presented to the Controlling Shareholder, Merger Sub or any of their respective affiliates, officers, directors, employees, agents, consultants, investment bankers, lenders, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(ii)  Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Controlling Shareholder, Merger Sub or any other Person has made or is making, nor is the Company relying on, any representations or warranties relating to the Controlling Shareholder or Merger Sub whatsoever, express or implied, beyond those expressly given by the Controlling Shareholder and Merger Sub in Section 5.2 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Controlling Shareholder or Merger Sub furnished or made available the Company, or any of its Representatives.

5.2  Representations and Warranties of the Controlling Shareholder and Merger Sub. The Controlling Shareholder and Merger Sub hereby represent and warrant to the Company, severally and not jointly, that:

(a)  Organization, Good Standing and Qualification.

(i)  Each of the Controlling Shareholder and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of the Controlling Shareholder and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)  The authorized share capital of Merger Sub consists solely of $50,000 divided into 50,000 shares of a nominal or par value of US$1.00 each, 10,000 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by the Controlling Shareholder. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(iii)  Each of the Controlling Shareholder and Merger Sub has made available to the Company complete and correct copies the Controlling Shareholder’s and Merger Sub’s memorandum and articles of association, or similar governing documents, as currently in effect.

(b)  Corporate Authority. Each of the Controlling Shareholder and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. The execution, delivery and performance by the Controlling Shareholder and Merger Sub of this Agreement and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of the Controlling Shareholder and Merger Sub and no other corporate proceedings on the part of the Controlling Shareholder or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Controlling Shareholder and Merger Sub and is a valid and binding agreement of the Controlling Shareholder and Merger Sub, enforceable against each of the Controlling Shareholder and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)  Consents and Approvals; No Violations.

(i)  No notices, reports or other filings are required to be made by the Controlling Shareholder or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Controlling Shareholder or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Controlling Shareholder and Merger Sub and the consummation by the Controlling Shareholder and Merger Sub of the Merger and the other transactions contemplated hereby, except (A) the filing of a certificate of merger with the Registrar of Companies of the Cayman Islands; (B) the filings and/or notices pursuant to Section 13 of the Exchange Act (including the joining of the Controlling Shareholder (and certain of its Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC), and any notices to, approvals of, or consents or clearances by, any Governmental Antitrust Entity (the “Controlling Shareholder Approvals”), (C) those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of the Controlling Shareholder or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)  The execution, delivery and performance of this Agreement by the Controlling Shareholder and Merger Sub do not, and the consummation by the Company and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of the Controlling Shareholder or Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (B) with or without notice, lapse of time or both, a material breach or violation of, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.2(c)(i), any Law to which the Controlling Shareholder or any of its Subsidiaries is subject or (C) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or right of termination, cancellation or modification) or default under, the payment of additional fees, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Controlling Shareholder or any of their Subsidiaries pursuant to any Contract binding upon the Controlling Shareholder or any of their Subsidiaries, except in the case of clause (C) for any such breach, violation, termination, default, creation or acceleration that would not, individually or in the aggregate, reasonably be likely to prevent or materially impair the ability of the Controlling Shareholder or Merger Sub to consummate the Merger and the other transactions contemplated hereby.

(d)  Available Funds.

(i)  The Controlling Shareholder and Merger Sub have available or will have available to them, as of the Effective Time (the “Financing Date”), all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and to pay all related fees and expenses.

(ii)  As of the date hereof, the Controlling Shareholder has delivered to the Company duly executed copies of the Loan and Security Agreement, dated as of August 14, 2020 between the Controlling Shareholder and East West Bank (the “Debt Financing Agreement”), pursuant to which such Person has committed to invest, subject solely to the terms and conditions set forth therein, the amount under the Term Loan as set forth in Section 2.1(a) therein (the “Debt Financing”). Assuming that (x) the conditions set forth in Section 7.1 have been satisfied, (y) the representations and warranties made by the Company are true and correct (without giving effect to any Material Adverse Effect or materiality qualifier or exception contained therein) in all material respects, and (z) the Company has performed and complied with all covenants and agreements required to be performed by it hereunder, the aggregate proceeds contemplated to be disbursed pursuant to the Debt Financing Agreement together with cash and cash equivalents available to the Controlling Shareholder, will, in the aggregate, be sufficient for the Controlling Shareholder to consummate the Merger, to pay the total Merger Consideration, and to pay the fees and expenses incurred in connection with the transactions contemplated hereby. As of the date hereof, (A) the Debt Financing Agreement, in the form provided to the Company, is a legal, valid, binding and enforceable obligation of the Controlling Shareholder and, to the knowledge of the Controlling Shareholder, the other parties thereto, subject to the Bankruptcy and Equity Exception; (B) the Debt Financing Agreement is in full force and effect and has not been amended, modified, withdrawn or rescinded in any respect; (C) there are no conditions precedent or contingencies, whether oral or written, related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Financing Agreement; and (C) no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by the Controlling Shareholder under the Debt Financing Agreement, and, assuming the satisfaction of the conditions set forth in Sections 7.1 and 7.2, the Controlling Shareholder does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to the Controlling Shareholder on the Closing Date.

(e)  Brokers and Finders. No broker, finder or investment banker is entitled to any brokerage, finders’ or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Controlling Shareholder or Merger Sub.

(f)  Schedule 13E-3; Proxy Statement; Other Information. None of the information provided by the Controlling Shareholder or Merger Sub with respect to itself or its Affiliates for inclusion in the Schedule 13E-3 or the proxy statement (the “Proxy Statement”) relating to the Merger to be prepared in connection with the Shareholders’ Meeting, which will form part of the Schedule 13E-3 (the “Controlling Shareholder Information”) will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto and (ii) at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Controlling Shareholder and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Proxy Statement or the Schedule 13E-3 other than with respect to Controlling Shareholder Information as set forth in this paragraph.

(g)  Solvency. Neither of the Controlling Shareholder nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated hereby, including the Debt Financing and the payment of the Per Share Merger Consideration and the Per ADS Merger Consideration in accordance with Section 4.3(a) and (b), respectively, any other repayment or refinancing of debt that may be contemplated in the Debt Financing Agreement and payment of all related fees and expenses, assuming (i) satisfaction of the conditions to the obligation of the Controlling Shareholder and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Company set forth in Section 5.1 (for such purposes, such representations and warranties shall be true and correct in all material respects, and the representations and warranties set forth in Section 5.1 (e), (g), (k) and (n) shall be true and correct in all respects), the Surviving Corporation will be solvent.

(h)  Certain Actions. Other than as expressly set forth in the Schedule 13D filed with the SEC by the Controlling Shareholder, as amended prior to the date hereof, there are no Contracts between the Controlling Shareholder or Merger Sub, on the one hand, and any member of the Company’s management, directors or stockholders, on the other hand, as of the date hereof, that relate in any way to the Company or the transactions contemplated hereby.

(i)  Title to Shares. Each of the Controlling Shareholder and Merger Sub has and, immediately prior to the Effective Time, will have valid title to the Shares as set forth on Section 5.2(i) of the Disclosure Schedule, free and clear of all liens, encumbrances, equities or adverse claims, which constitute all of the Shares owned by each of the Controlling Shareholder and Merger Sub, whether in the form of Shares or ADSs.

(j)  No Additional Representations. Notwithstanding anything contained in this Agreement to the contrary, each of the Controlling Shareholder and Merger Sub acknowledges and agrees that none of the Company, its Subsidiaries, Representatives or any other Person has made or is making, nor is the Controlling Shareholder or Merger Sub relying on, any representations or warranties relating to the Company, its Subsidiaries or any other Person whatsoever, express or implied, beyond those expressly given by the Company in Section 5.1 hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available by the Controlling Shareholder and Merger Sub, or any of their respective Representatives. Without limiting the generality of the foregoing, each of the Controlling Shareholder and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information of the Company or its Subsidiaries that may have been made available to any of the Controlling Shareholder and Merger Sub or any of their respective Representatives.

ARTICLE VI
COVENANTS

6.1  Conduct of Business Pending the Merger.

(a)  Operation of the Company’s Business. Except as required by applicable Law or as expressly contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the business of it and its Subsidiaries shall be conducted only in the ordinary course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain its existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law; (B) as the Controlling Shareholder may approve in advance in writing, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Controlling Shareholder shall be deemed to have approved if the Controlling Shareholder does not object within two weeks after a written request for such approval is delivered to the Controlling Shareholder by the Company; or (C) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i)  adopt or propose any change in its memorandum and articles of association or other applicable governing instruments;

(ii)  effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, or other than in the ordinary course, restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on its assets, operations or businesses;

(iii)  acquire, directly or indirectly, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers), in each case, other than (A) in the ordinary course of business or (B) if not in the ordinary course of business, with a value or purchase price (including the value of assumed liabilities) not in excess of $1,000,000 in any transaction or related series of transactions or acquisitions;

(iv)  issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than in connection with the issuance of Company securities as required to comply with any Company Benefit Plan or employment agreement as in effect on the date of this Agreement, or pursuant to Contracts in effect as of the date of this Agreement;

(v)  reclassify, split, combine, subdivide, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(vi)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any Subsidiary to the Company or to any other Subsidiary and periodic dividends and other periodic distributions by Non-Wholly-Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its capital stock;

(vii)  create or incur (A) any lien or other security interest on any Company Intellectual Property owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business or (B) any Lien on any other assets of the Company or any of its Subsidiaries having a value in excess of $1,000,000, in each case, other than Permitted Liens;

(viii)  make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $1,000,000 in the aggregate except pursuant to Contracts in effect as of the date of this Agreement which have either been filed as exhibits to the Company Reports filed with the SEC or identified in Section 5.1(j) of the Company Disclosure Schedule;

(ix)  incur, alter, amend or modify, any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the incurrence or guarantee of indebtedness in the ordinary course of business not to exceed $1,000,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, and such other actions taken in the ordinary course of business consistent with past practice;

(x)  issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(xi)  make or authorize any capital expenditure in excess of $300,000 per project or related series of projects of $1,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by the Company’s budget and approved development plans as of the date of this Agreement included in Section 6.1(a) of the Company Disclosure Schedule;

(xii)  make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xiii)  settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding $100,000 and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiv)  enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), any material manufacturing or supply agreement for any of the Company’s material products, or material IP Contract that is reasonably expected to result in a Material Adverse Effect;

(xv)  make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xvi)  transfer, sell, license, mortgage, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Intellectual Property, other than licenses or other Contracts granted in the ordinary course of business, or cancellation, abandonment, allowing to lapse or expire such Intellectual Property that is no longer used or useful in any of the Company’s or its Subsidiaries’ respective businesses or pursuant to Contracts in effect prior to the date of this Agreement;

(xvii)  transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $500,000 in the aggregate, other than pursuant to Contracts in effect as of the date of this Agreement;

(xviii)  except as required pursuant to existing written plans or Contracts in effect as of the date of this Agreement or as set forth in Section 5.1(h) of the Company Disclosure Schedule or as otherwise required by applicable Law, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any employee, consultant or director of the Company or any of its Subsidiaries other than agreements that are entered into in the ordinary course of business with new hire employees who are not officers or directors, (B) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries other than normal payments and benefits in the ordinary course of business consistent with past practice, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, in each case other than to non-officer employees in the ordinary course of business consistent with past practice, (D) establish, adopt, amend or terminate any Company Benefit Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already provided in any such Company Benefit Plan, (F) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

(xix)  agree, authorize or commit to do any of the foregoing.

(b)  Operation of the Controlling Shareholder’s and Merger Sub’s Business. Each of the Controlling Shareholder and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Controlling Shareholder or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(c)  No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give the Controlling Shareholder or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the Controlling Shareholder’s or Merger Sub’s or operations. Prior to the Effective Time, each of the Controlling Shareholder, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Nothing in this Section 6.1(c) shall be deemed or construed to restrict the Controlling Shareholder from exercising the rights and powers arising out of their ownership of ordinary shares of the Company pursuant to the Company’s memorandum and articles of association and the Cayman Companies Law.

6.2  Acquisition Proposals.

(a)  No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and that it shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i)  initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii)  engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information to any Person relating to, any Acquisition Proposal; or

(iii)  otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding the foregoing but subject to the Company’s compliance in all material respects with the other provisions of this Section 6.2, if at any time prior to obtaining the Requisite Company Vote the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal did not result from any breach of this Section 6.2 and the board of directors of the Company reasonably determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that (A) such Acquisition Proposal may constitute or is reasonably expected to become a Superior Proposal, and (B) with respect to such written Acquisition Proposal, that the failure to take the actions set forth in the following clauses (1) and (2) of this Section 6.2 would be reasonably likely to be inconsistent with its fiduciary duties under Law, then the Company and its Representatives may (1) furnish, pursuant to an appropriate confidentiality agreement, non-public information with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall, substantially concurrently (and in any event within 48 hours) with providing written non-public information to such Person, provide to the Controlling Shareholder any such written non-public information which was not previously provided to Controlling Shareholder or its Affiliates and (2) engage in or otherwise participate in discussions or negotiations with such Person or group of Persons with respect to such written Acquisition Proposal; provided that as promptly as reasonably practicable following the Company taking any of the actions (and in any event within 48 hours thereof) described in clauses (1) and (2) above, the Company shall (x) provide written notice to Controlling Shareholder of the determination(s) of the board of directors of the Company provided above and (y) furnish to the Controlling Shareholder a true and correct copy of any confidentiality or other agreement entered into with such Person or group of Persons.

(b)  Notice. The Company agrees that it will promptly (and, in any event, within 48 hours) notify the Controlling Shareholder if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and if the Company has any intention to provide confidential information to such Person, and thereafter shall keep the Controlling Shareholder informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall promptly (and in any event within 48 hours) notify the Controlling Shareholder orally and in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to the Controlling Shareholder.

(c)  No Change of Recommendation or Alternative Acquisition Agreement. Except as expressly permitted by, and after compliance with, Section 8.3(a), the board of directors of the Company and the Independent Committee shall not:

(i)  withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Controlling Shareholder, the Company Recommendation with respect to the Merger; or

(ii)  cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, the board of directors of the Company, based on recommendation of the Independent Committee, may withhold, withdraw, qualify or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal not knowingly solicited, entered into or agreed to in breach of this Section 6.2 and made after the date of this Agreement, if the board of directors of the Company (acting through the Independent Committee) determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least three business days following the Controlling Shareholder’s receipt of notice from the Company advising that the Company (acting through the Independent Committee) currently intends to take such action and the basis therefor, including all required information under Section 6.2(b). In determining whether to make a Change of Recommendation, the board of directors of the Company, based on recommendation of the Independent Committee, shall take into account any changes to the terms of this Agreement proposed by Controlling Shareholder and any other information provided by the Controlling Shareholder. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and shall require a new notice to the Controlling Shareholder as contemplated by Section 6.2(b) and the Company shall be required to comply again with the requirements of this paragraph.

(d)  Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Law, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Change of Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and the Controlling Shareholder shall have the right to terminate this Agreement as set forth in Section 8.4 (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change of Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

6.3  Preparation of the Proxy Statement and Schedule 13E-3.

(a)  As soon as reasonably practicable following the date of this Agreement, the Company, with the assistance and cooperation of the Controlling Shareholder and Merger Sub, shall prepare and furnish the Proxy Statement in preliminary form to the SEC. Each of the Controlling Shareholder, Merger Sub and the Company shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Controlling Shareholder a reasonable opportunity to review and comment thereon except as required by applicable Law. Each of the Company and the Controlling Shareholder shall promptly advise the other of any comments received from the SEC with respect to the Proxy Statement.

(b)  Concurrently with furnishing the Proxy Statement to the SEC, the Controlling Shareholder, Merger Sub, their Affiliates and the Company shall prepare and file with the SEC, the Schedule 13E-3. Each of the Controlling Shareholder, Merger Sub and the Company shall furnish all information concerning itself and its affiliates that is required to be included in the Schedule 13E-3. The Controlling Shareholder, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to provide the other party and its counsel with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. Each of the Controlling Shareholder, Merger Sub, their counsel, the Company, and its counsel shall be given an opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC.

(c)  The Company shall cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after having cleared the SEC comments on the Schedule 13E-3.

(d)  If at any time prior to the Effective Time any information relating to the Company, the Controlling Shareholder, or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, the Controlling Shareholder, or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company.

6.4  Shareholders Meeting. Unless, subsequent to the date hereof, the board of directors of the Company makes a Change of Recommendation, the Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval of this Agreement and the Merger. Subject to Section 6.2 hereof, the board of directors of the Company shall recommend such approval and shall take all lawful actions to solicit such approval of this Agreement.

6.5  Filings; Other Actions; Notification.

(a)  Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company, the Controlling Shareholder, and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, execution and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b)  Information. Subject to the right of the Company to withhold such portions of documents or information to the extent relating to pricing or other matters that are highly sensitive if the exchange of such information (or portions thereof) were to occur (provided, however, that the foregoing limitation shall not be applicable to any information required to be described or disclosed in the Schedule 13E-3), the Company, the Controlling Shareholder, and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of the Controlling Shareholder, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)  Status. Subject to applicable Laws and as required by any Governmental Entity, the Company, Controlling Shareholder, and Merger Sub each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Controlling Shareholder, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give reasonably prompt notice to Controlling Shareholder and Merger Sub of any change, fact or condition that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to Controlling Shareholder’s and Merger Sub’s respective obligations to effect the Merger. Controlling Shareholder and Merger Sub shall give reasonably prompt notice to the Company of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger.

(d)  Antitrust Matters.

(i)  Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.5, each of the Company, the Controlling Shareholder, and Merger Sub agrees to promptly provide to each and every Governmental Antitrust Entity non-privileged information and documents (i) requested by any Governmental Antitrust Entity or (ii) that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement in accordance with Section 7.1(b), and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.5(d) to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under all applicable antitrust Laws as soon as practicable.

(ii)  In furtherance and not in limitation of the covenants of the parties contained herein, if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any suit is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of the Controlling Shareholder, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits so long as such actions, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon the consummation of the Merger and the other transactions contemplated hereby.

6.6  Access and Reports. Subject to applicable Law, upon reasonable advance notice from the Controlling Shareholder, the Company shall (and shall cause its Subsidiaries to) afford the Controlling Shareholder’s officers and other authorized Representatives reasonable access (so long as such access does not unreasonably interfere with the operations of the Company or its Subsidiaries), during normal business hours throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to the Controlling Shareholder and its authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing, none of the Controlling Shareholder, Merger Sub or their Representatives shall have access to any books, records, documents or other information to the extent that such books, records, documents or other information is subject to the terms of a confidentiality agreement with a third party (provided that at the request of the Controlling Shareholder, the Company shall use its commercially reasonable efforts to obtain waivers from such third parties), (ii) to the extent that the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, (iii) to the extent the disclosure of such books, records, documents or other information is prohibited by applicable Law, (iv) to the extent disclosure of such books, records, documents or other information, as reasonably determined by the Company’s counsel, would be reasonably likely to result in antitrust difficulties for the Company (or any of its Affiliates), or (v) to the extent the Company determines in good faith that such books, records, documents or other information involves trade secrets of the Company or its Subsidiaries. All information provided or made available pursuant to this Section 6.6 to the parties or their Representatives shall be subject to the confidentiality agreement set forth in Section 6.15 (the “Confidentiality Agreement”). The Controlling Shareholder shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 6.6 by their Representatives.

6.7  Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Controlling Shareholder and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange (“NYSE”) to enable the delisting by the Surviving Corporation of the Shares and the ADSs from the NYSE and the deregistration of the Shares and the ADSs under the Exchange Act as promptly as practicable after the Effective Time.

6.8  Publicity. The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and the Controlling Shareholder. After the initial press release, except with respect to a Change of Recommendation or any action taken by the Company or its board of directors or the Independent Committee pursuant to, and in accordance with, Section 6.2, so long as this Agreement is in effect, the Company and the Controlling Shareholder each shall consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9  Financing

(a)  The Controlling Shareholder shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Debt Financing on the terms and conditions described in the Debt Financing Agreement (or on other terms that would not adversely impact the ability of Controlling Shareholder to timely consummate the transactions contemplated by this Agreement), including using commercially reasonable efforts to satisfy on a timely basis all covenants, terms and conditions applicable to the Controlling Shareholder in the Debt Financing Agreement that are within its control, including the Disclosed Conditions. In the event that all conditions in the Debt Financing Agreement required to be satisfied by the Controlling Shareholder have been satisfied, or upon funding, will be satisfied, in the Controlling Shareholder’s good faith judgment, the Controlling Shareholder shall use its commercially reasonable efforts to cause the Lender to fund the Debt Financing on the Financing Date and otherwise enforce its rights under the Debt Financing Agreement. The Controlling Shareholder shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company, take or fail to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that could reasonably be expected to materially impair, delay or prevent obtaining the Debt Financing. The Controlling Shareholder shall give the Company prompt notice of any material breach by any party under the Debt Financing Agreement of which the Controlling Shareholder becomes aware or any communications from any Person to the effect that it may not provide any portion of the financing contemplated by the Debt Financing Agreement. In the event that any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Financing Agreement despite the Controlling Shareholder’s commercially reasonable efforts to obtain the Debt Financing, (i) Controlling Shareholder shall promptly notify the Company, and (ii) Controlling Shareholder shall use its commercially reasonable efforts to arrange to obtain any such portion of the Debt Financing from alternative sources, on terms that are no less favorable to the Controlling Shareholder, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto. In connection with its obligations under this Section 6.9, the Controlling Shareholder shall be permitted to amend, modify or replace the Debt Financing Agreement; provided that the Controlling Shareholder shall not permit any replacement of, or amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Financing Agreement that would be reasonably likely to cause any delay in the satisfaction of the conditions set forth in Article VII or would reasonably be expected to prevent or materially impair or delay obtaining the Debt Financing as required by the Controlling Shareholder to meet its obligations under this Agreement. The Controlling Shareholder shall keep the Company reasonably informed of the status of Controlling Shareholder’s efforts to arrange the Debt Financing.

(b)  The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate in connection with the arrangement of the Debt Financing as may be reasonably requested by the Controlling Shareholder (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company and its Subsidiaries shall include, at the reasonable request of the Controlling Shareholder, (i) making the Company’s executive officers and other relevant employees reasonably available for participation in meetings, due diligence sessions and presentations to assist the Lender providing the Debt Financing, and (ii) delivering such officer’s and other certificates as required by the Debt Financing Agreement and as are, in the good faith determination of the persons executing such certificates, accurate, (iii) entering into such agreements and arrangements as required by the Debt Financing Agreement, including agreements for the post-Closing pledge, guarantee, grant of security interests in, or otherwise grant of liens on, the Company’s or its Subsidiaries’ assets, (iv) using its commercially reasonable efforts to cause its independent registered public accountants to deliver such comfort letters as required by the Debt Financing Agreement, (v) providing the Controlling Shareholder and its Debt Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as required by the Debt Financing Agreement, (vi) taking all corporate actions, subject to the occurrence of the Closing, to permit consummation of the Debt Financing and the direct borrowing or incurrence of all proceeds of the Debt Financing by the Surviving Corporation immediately following the Effective Time. The Controlling Shareholder shall promptly upon any request by the Company reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or its Subsidiaries or any of their respective representatives in connection with their compliance with Section 6.9 (such reimbursement to be made promptly upon the earlier of Closing and termination of this Agreement) and shall indemnify and hold harmless the Company, its Subsidiaries, and each of their respective representatives from and against all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith, except with respect to any historical information provided by the Company or any of its Subsidiaries expressly for the purpose of the Debt Financing and except to the extent such losses, damages, claims, costs or expenses arise from the gross negligence or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives; provided, however, that notwithstanding the foregoing, the Company shall bear all costs and expenses incurred by the Company and its Affiliates and their respective Representatives related to its obligations with respect to the preparation, review, audit and delivery of historical financial statements. Nothing contained in this Section 6.9 shall require the Company or its Subsidiaries to be an issuer or other obligor with respect to the Debt Financing or to authorize or approve the Debt Financing prior to the Closing. All material, non-public information regarding the Company and the Subsidiaries provided to Controlling Shareholder or its Representatives pursuant to this Section 6.9 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential lenders and investors as required in connection with the Debt Financing subject to customary confidentiality protections.

6.10  Expenses. Except as otherwise provided in Section 6.9 and Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11  Indemnification; Directors’ and Officers’ Insurance.

(a)  The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company. The Controlling Shareholder shall cause the Surviving Corporation to comply with all such indemnification, advancement and exculpation provisions under the memorandum and articles of association of the Company as in effect on the date hereof, Cayman Companies Law, or otherwise, except to the extent prohibited by applicable Law. The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers or employees of the Company, unless such modification is required by Law.

(b)  From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c)  The Surviving Corporation shall, and the Controlling Shareholder shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Person covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy (each such Person, an “Indemnified Party”) on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may and, at the Controlling Shareholder’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and the Controlling Shareholder shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.11(c) shall terminate.

(d)  If the Controlling Shareholder, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of the Controlling Shareholder, or the Surviving Corporation, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of the Controlling Shareholder or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(e)  The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.

(f)  The agreements and covenants contained in this Section 6.11 shall not be deemed to be exclusive of any other rights to which any such present or former director or officer of the Company or any of its Subsidiaries is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under any such policies.

6.12  Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

6.13  Resignations. To the extent requested by the Controlling Shareholder in writing at least three business days prior to Closing, on the Closing Date, the Company shall use commercially reasonable efforts to cause to be delivered to the Controlling Shareholder duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by the Controlling Shareholder.

6.14  Participation in Litigation. The Company shall give Controlling Shareholder the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Controlling Shareholder’s prior written consent.

6.15  Confidentiality Agreement. Each of the Controlling Shareholder and Merger Sub acknowledges, on its own behalf and on behalf of each of their respective Affiliates, that each of them and their respective Affiliates will (a) maintain the confidentiality of all non-public information acquired from the Company in connection with this Agreement and the transactions contemplated hereby, not disclosing it to any third parties other than Representatives with a need to know such information in relation to their work on such transactions, and (b) will not use such information for any purpose other than in relation to carrying out the Merger and related transactions contemplated hereby. The Company and the Independent Committee shall be entitled to an injunction or injunctions to prevent any breach by the Controlling Shareholder and Merger Sub or their representatives or to enforce the terms and conditions of this paragraph.

6.16  Management. Subject to the provisions of Section 6.2, in no event shall either the Controlling Shareholder or Merger Sub, or any of their respective Affiliates, enter into, or seek to enter into, any arrangements that are effective prior to the Closing with any member of the Company’s management or any other Company employee (other than Mr. Robert Roche) that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with a transaction relating to the Company or any of its Subsidiaries. The Controlling Shareholder and Merger Sub shall cause each of its respective Affiliates to comply with the foregoing covenant.

6.17  Voting at the Shareholders Meeting. Provided there is no Change of Recommendation, the Controlling Shareholder shall vote or cause to be voted (a) all of the Shares beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Controlling Shareholder as of the date of this Agreement and (b) all of the Shares of which the Controlling Shareholder acquires beneficial ownership after the date of this Agreement in favor of the adoption of this Agreement at the Shareholders Meeting. Provided there is no Change of Recommendation, the Controlling Shareholder shall not enter into any agreement or understanding with any Person to vote or give instructions to vote, or make any public announcement that is in any manner inconsistent with this Section 6.17. The covenants of the Controlling Shareholder set forth in this Section 6.17 shall be disclosed in the Proxy Statement.

ARTICLE VII
CONDITIONS

7.1  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a)  Shareholder Approvals. This Agreement and the transactions contemplated hereby, including the Merger, shall have been duly adopted by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting in accordance with applicable Law and the memorandum and articles of association of the Company.

(b)  Regulatory Consents. All governmental and third party consents required to be obtained prior to the Effective Time by the Company, the Controlling Shareholder or any of their respective Subsidiaries shall have been obtained (and shall remain in full force and effect) or any applicable waiting period thereunder shall have been terminated or shall have expired.

(c)  No Injunction. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect which restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Injunction”).

7.2  Conditions to Obligations of the Controlling Shareholder and Merger Sub. The obligations of the Controlling Shareholder and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by the Controlling Shareholder at or prior to the Closing Date of each of the following conditions:

(a)  Representations and Warranties. (i) Subject to the initial clause of Section 5.1, the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (ii) the Controlling Shareholder shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied; provided, however, that notwithstanding anything to the contrary, this Section 7.2(a) shall be deemed to have been satisfied even if such representations or warranties are not so true and correct unless the failure of such representations or warranties to be so true and correct, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect (it being understood and agreed that, for purposes of determining the accuracy of such representations and warranties, all Material Adverse Effect qualifications and other materiality qualifications contained in a particular representation or warranty shall be disregarded).

(b)  Performance of Obligations of the Company. The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Controlling Shareholder shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c)  No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance or development that has had or is reasonably likely to have, a Material Adverse Effect.

(d)  Dissenting Shareholders. The holders of no more than 5% of the Shares shall not have validly served a notice of dissent under Section 238(5) of the Cayman Companies Law.

7.3  Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a)  Representations and Warranties. (i) The representations and warranties of the Controlling Shareholder and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing certificates signed on behalf of the Controlling Shareholder and Merger Sub by, respectively, a designated director of the Controlling Shareholder and by the Chief Executive Officer of Merger Sub to the effect that such Person has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b)  Performance of Obligations of the Controlling Shareholder and Merger Sub. Each of the Controlling Shareholder and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received certificates signed on behalf of the Controlling Shareholder and Merger Sub by, respectively, a designated director of the Controlling Shareholder and by the Chief Executive Officer of Merger Sub to such effect.

(c)  Financing. The Lender shall have deposited the amount of the Debt Financing with the Paying Agent.

ARTICLE VIII
TERMINATION

8.1  Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the filing of the Cayman Plan of Merger, whether before or after the adoption by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and the Controlling Shareholder.

8.2  Termination by the Controlling Shareholder or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the filing of the Cayman Plan of Merger by either the Controlling Shareholder, or by the Company if:

(a)  the Merger shall not have been consummated and the Effective Time shall not have occurred by March 31, 2021 (the “Termination Date”);

(b)  the approval of the Company’s shareholders required by Section 7.1(a) shall not have been obtained at the Shareholders’ Meeting (after giving effect to all adjournments or postponements thereof); or

(c)  any Injunction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, or there shall be any Law that makes the consummation of the Merger or other transactions contemplated hereunder illegal or otherwise prohibited.

8.3  Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time, whether before or after the Requisite Company Vote, by action of the Company’s board of directors:

(a)  if the Company’s board of directors has effected a Change of Recommendation; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause unless: (i) the Company shall have complied in all material respects with Section 6.2; and (ii) the Company pays the Termination Fee in immediately available funds required to be paid pursuant to Section 8.5(b);

(b)  if there has been a breach of any representations, warranties, covenants or agreements made by the Controlling Shareholder or Merger Sub in this Agreement, or any such representations and warranties shall have become untrue or incorrect after the execution of this Agreement, such that (i) the condition set forth in either Sections 7.3(a) or 7.3(b) would not be satisfied and (ii) such breach or failure is not cured within 30 business days following receipt of written notice of such breach or failure from the Company; provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by the Company; or

(c)  if (i) all of the conditions to obligations of each party set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are only to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to the Controlling Shareholder an irrevocable confirmation in writing that all of conditions set forth in Section 7.3 (other than those conditions that by nature are only to be satisfied by actions taken at the Closing) have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.3) and that the Company is ready, is willing and able to consummate the Merger, and (iii) the Controlling Shareholder and Merger Sub fail to complete the Closing within fifteen (15) business days following the date on which the Closing should have occurred pursuant to Section 1.2.

8.4  Termination by the Controlling Shareholder. This Agreement may be terminated and the Merger may be abandoned at any time prior to the filing of the Cayman Plan of Merger by the Controlling Shareholder:

(a)  (i) if the board of directors of the Company shall have made a Change of Recommendation in a manner adverse to the Controlling Shareholder, or (ii) if the board of directors of the Company approves, endorses or recommends any Acquisition Proposal other than the Merger, or (iii) if the Company or the board of directors of the Company resolves or announces its intention to do any of the foregoing, in the case of any of (i), (ii) or (iii) whether or not permitted by Section 6.2;

(b)  if the Company (i) materially breaches its obligations under Section 6.2, or the Company board of directors or any committee thereof shall resolve to do any of the foregoing or (ii) materially breaches its obligations under Section 6.3(a), 6.3(b) or 6.3(c) and such breach is not cured within 10 days after the Company’s receipt of written notice asserting such breach or failure from Merger Sub; or

(c)  if there has been a breach of any other representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the execution of this Agreement, such that (i) the condition set forth in either Section 7.2(a) or 7.2(b) would not be satisfied and (ii) such breach or failure to be true or correct is not cured within 30 business days following receipt of written notice of such breach or failure from the Controlling Shareholder; provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of this Agreement by the Controlling Shareholder or Merger Sub.

8.5  Effect of Termination and Abandonment.

(a)  Except as provided in paragraphs (b) or (c) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful or intentional material breach by a party of its representations, warranties, covenants or other agreements set forth in this Agreement and (ii) the provisions set forth in Section 8.3(a)(ii), this Section 8.5 and Section 9.1 shall survive the termination of this Agreement.

(b)  In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any Person shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal with respect to the Company (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least (A) 20 business days prior to, with respect to any termination pursuant to Section 8.2(a), the date of termination, and (B) at least 10 business days prior to, with respect to termination pursuant to Section 8.2(b), the date of the Shareholders Meeting) and thereafter this Agreement is terminated by the Controlling Shareholder or the Company pursuant to Section 8.2(a) or 8.2(b), (ii) this Agreement is terminated (A) by the Controlling Shareholder pursuant to Section 8.4 or (B) by the Company pursuant to Section 8.2 and, on or prior to the date of the Shareholders Meeting any event giving rise to the Controlling Shareholder’s right to terminate under Section 8.4 shall have occurred or (iii) this Agreement is terminated by the Company pursuant to Section 8.3(a), then, in each case, the Company shall promptly, but in no event later than five business days after the date of such termination, pay the Controlling Shareholder an aggregate termination fee of $1.7 million (the “Termination Fee”) payable by wire transfer of same day funds. The right of the Controlling Shareholder to receive payment of the Termination Fee from the Company shall be the sole and exclusive remedy of the Buyer Parties against the Company Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Termination Fee, none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall also be obligated with respect to Section 8.5(d)). It is understood and agreed that payment of the Termination Fee represents the reasonable estimate of actual damages by the Company, the Controlling Shareholder, and Merger Sub and does not constitute a penalty.

(c)  In the event that this Agreement is terminated pursuant to Section 8.3(b) or Section 8.3(c), then Parent and Merger Sub shall promptly but in no event later than five business days after the date of such termination, pay the Company a termination fee in the amount of $2.25 million (the “Buyer Termination Fee”) payable by wire transfer of same day funds to an account designated in writing by the Company’s Chief Executive Officer. Subject to Section 9.5(d), the Company’s right to receive payment of the Buyer Termination Fee from the Controlling Shareholder shall be the sole and exclusive remedy of the Company Parties against the Buyer Parties for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Buyer Termination Fee, none of the Buyer Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the responsible member or members of Buyer Parties shall also be obligated with respect to Section 8.5(d)). It is understood and agreed that payment of the Buyer Termination Fee represents the reasonable estimate of actual damages by the Company, the Controlling Shareholder and Merger Sub and does not constitute a penalty.

(d)  Each of the parties hereto acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated hereby, and that without these agreements, the other party would not enter into this Agreement. Accordingly, if the Company or the responsible member or members of the Buyer Parties, as the case may be, fails to timely pay the Termination Fee or the Buyer Termination Fee, as the case may be, and, in order to obtain such amount due, the Company or the Buyer Parties, as the case may be, commences a suit which results in a judgment against the other party for the payment of the Termination Fee or the Buyer Termination Fee, as the case may be, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such payment was required to be paid until the date such payment was actually received.

8.6  Termination by the Company. Any action by the Company to terminate this Agreement pursuant to this Article VIII shall require approval of the board of directors of the Company following the recommendation of the Independent Committee.

ARTICLE IX
MISCELLANEOUS AND GENERAL

9.1  Non-Survival of Representations and Warranties and Agreements. None of the representations and warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement pursuant to the terms hereof, except as set forth in the last sentence of Section 6.6 (Access and Reports), Section 6.10 (Expenses), Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), Section 6.15 (Confidentiality Agreement), Section 6.16 (Management), Section 8.5 (Effect of Termination and Abandonment), this Section 9.1 (Non-Survival of Representations and Warranties and Agreements), Section 9.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Enforcement), Section 9.6 (Notices), and Section 9.11 (Assignment). This Section 9.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

9.2  Modification or Amendment. This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the adoption of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the board of directors of the Company and the Independent Committee have approved such amendment in writing, and (b) after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3  Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4  Counterparts; Signatures. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.

9.5  Governing Law and Venue; Waiver of Jury Trial; Specific Enforcement.

(a)  This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands without regard to the conflicts of law principles thereof.

(b)  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(c)  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with or relating to, this Agreement or the transactions contemplated hereby shall be brought in a court of the Cayman Islands, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.6 shall be deemed effective service of process on such party.

(d)  The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Buyer Parties do not perform the provisions of this Agreement under any of Sections 6.9(a), 6.11 or 6.15 (including failing to take such actions as are required to comply thereunder) in accordance with the specified terms or otherwise breaches any of such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of such provisions and to enforce specifically the terms and provisions thereof, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of the Controlling Shareholder’s obligation to cause the Debt Financing to be funded to fund the Merger only in the event that all conditions in Sections 7.1, 7.2 and 7.3 have been satisfied (or with respect to certificates to be delivered at Closing, are capable of being satisfied upon the Closing) or waived at the time the Closing would have occurred but for the failure of the Debt Financing to be funded.

9.6  Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

(a)  If to the Controlling Shareholder or Merger Sub:

FIRST OSTIA PORT LTD

SECOND ACTIUM COIN LTD.

Conyers Trust Company (Cayman) Limited

P. O. Box 2681

Cricket Square

Hutchins Drive

George Town
Grand Cayman KY1-1111, Cayman Islands

Attn. Maree Martin <Maree.Martin@conyers.com>

with a copy to (which copy shall not constitute notice):

Jean M. Roche

c/o OAR Management Inc.

9911 South 78th Ave.

Hickory Hills, IL 60457

(b)  If to the Company:

Acorn International, Inc.

5/F, YueShang Plaza

1 South Wuning Road

Shanghai 200042

Attention: Jake Fisch, Chief Executive Officer

e-mail: jake@acorn-china.com

(c)  If to the Independent Committee:

c/o Acorn International, Inc.

5/F, YueShang Plaza

1 South Wuning Road

Shanghai 200042

Attention: Urs Zimmermann, Director

e-mail: urspaul.zimmermann@yahoo.com

with a copy to (which copy shall not constitute notice):

Hogan Lovells International LLP

Suite 1804-1808, Park Place

1601 Nanjing Road West

Jing An District

Shanghai, 200040

Attention: Don S. Williams

Facsimile: +86.21.6122.3868

e-mail: don.williams@hoganlovells.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed properly delivered, given and received (i) upon receipt when delivered by hand, (ii) one business day after being sent by courier or express delivery service or by facsimile, or (iii) three business days after being sent by first-class certified mail, return receipt requested, provided that in each case the notice or other communication is sent to the address or facsimile number set forth beneath the name of such party above (or to such other address or facsimile number as such party shall have specified in a written notice given to the other parties hereto).

9.7  Entire Agreement. This Agreement (including any exhibits hereto), constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

9.8  No Third Party Beneficiaries. Except as expressly set forth in Section 6.9(a) (Financing) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

9.9  Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to either party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

9.10  Interpretation; Absence of Presumption.

(a)  For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (vii) the “$” sign shall each mean the lawful currency of the United States of America.

(b)  The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.11  Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that this Agreement shall not be assignable by any party hereto except that (a) the Controlling Shareholder may designate, by written notice to the Company, another company all of the outstanding voting securities of which are owned by the Controlling Shareholder to be a constituent corporation in lieu of Merger Sub, whereupon all references herein to Merger Sub shall de deemed references to such other Subsidiary, except that all representations and warranties with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation and (b) the Controlling Shareholder may assign this Agreement by written notice to the Company. Any purported assignment in violation of this Agreement will be void ab initio.

9.12  Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.13  Remedies. Notwithstanding any other provision of this Agreement (other than Section 8.5), the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the other parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto.

9.14  Certain Definitions. The following terms, as used herein, have the meanings which meanings shall be applicable equally to the singular and plural of the terms defined:

(a)  “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(b)  “Actions” shall have the meaning set forth in Section 5.1(g)

(c)  “ADSs” shall have the meaning set forth in Section 4.1(a).

(d)  “Affiliate” of any Person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(e)  “Agreement” refers to this agreement and plan of merger.

(f)  “Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.2(c)(ii).

(g)  “Applicable Date” shall have the meaning set forth in Section 5.1(e)(i).

(h)  “Bankruptcy and Equity Exception” shall have the meaning set forth in Section 5.1(c)(i).

(i)  “Book-Entry Shares” shall have the meaning set forth in Section 4.1(a).

(j)  “business day” shall mean have the meaning set forth in Section 1.2.

(k)  “Buyer Parties” shall mean, collectively, the Controlling Shareholder and the Merger Sub.

(l)  “Buyer Termination Fee” shall have the meaning set forth in Section 8.5(c).

(m)  “Cayman Companies Law” shall have the meaning set forth in Section 1.1.

(n)  “Cayman Plan of Merger” shall have the meaning set forth in Section 1.3.

(o)  “Change of Recommendation” shall have the meaning set forth in Section 6.2(c).

(p)  “Closing” and “Closing Date” shall have meanings set forth in Section 1.2.

(q)  “Company” shall have the meaning set forth in the Preamble.

(r)  “Company Approvals” shall have the meaning set forth in Section 5.1(d)(i).

(s)  “Company Benefit Plans” shall have the meaning set forth in Section 5.1(h)(i).

(t)  “Company Disclosure Schedule” shall have the meaning set forth in Section 5.1.

(u)  “Company IP” shall have the meaning set forth in Section 5.1(p)(i).

(v)  “Company Parties” shall mean, collectively, the Company and its Subsidiaries.

(w)  “Company Recommendation” shall have the meaning set forth in Section 5.1(c)(ii).

(x)  “Company Reports” shall have the meaning set forth in Section 5.1(e)(i).

(y)  “Confidentiality Agreement” shall have the meaning set forth in Section 6.6.

(z)  “Constituent Corporations” shall have the meaning set forth in the Preamble.

(aa)  “Continuing Shareholders” shall have the meaning set forth in the Preamble.

(bb)  “Contract” shall have the meaning set forth in Section 5.1(d)(ii).

(cc)  “Controlling Shareholder” shall have the meaning set forth in the Preamble.

(dd)  “Controlling Shareholder Approvals” shall have the meaning set forth in Section 5.2(c)(i).

(ee)  “Controlling Shareholder Information” shall have the meaning set forth in Section 5.2(f).

(ff)  “CSRC” shall have the meaning set forth in Section 5.1(i)(iv).

(gg)  “Debt Financing” shall have the meaning set forth in Section 5.2(d)(ii).

(hh)  “Debt Financing Agreement” shall have the meaning set forth in Section 5.2(d)(ii).

(ii)  “Damages” shall have the meaning set forth in Section 6.11(b).

(jj)  “Depositary” shall have the meaning set forth in Section 4.2(h).

(kk)  “Deposit Agreement” shall have the meaning set forth in Section 4.2(h).

(ll)  “Disclosed Conditions” shall mean conditions precedent related to the funding under the Debt Financing as expressly set forth in the Debt Financing Agreement.

(mm)  “Dissenting Shareholders” shall have the meaning set forth in Section 4.1(a).

(nn)  “Dissenting Shares” shall have the meaning set forth in Section 4.1(a).

(oo)  “DTC” shall have the meaning set forth in Section 4.2(b).

(pp)  “Effective Time” shall have the meaning set forth in Section 1.3.

(qq)  “Employees” shall have the meaning set forth in Section 5.1(o).

(rr)  “Encumbrance” shall have the meaning set forth in Section 5.1(k)(iv).

(ss)  “Environmental Law” shall have the meaning set forth in Section 5.1(m).

(tt)  “ERISA” shall have the meaning set forth in Section 5.1(h)(i).

(uu)  “Exchange Act” shall have the meaning set forth in Section 5.1(d)(i).

(vv)  “Exchange Fund” shall have the meaning set forth in Section 4.2(a).

(ww)  “Excluded Share” and “Excluded Shares” shall have the meaning set forth in Section 4.1(a).

(xx)  “FCPA” shall have the meaning set forth in Section 5.1(i)(iii).

(yy)  “Financial Advisor” shall have the meaning set forth in the Recitals.

(zz)  “Financing Date” shall have the meaning set forth in Section 5.2(d)(i).

(aaa)  “GAAP” shall have the meaning set forth in Section 5.1(e)(ii).

(bbb)  “Governmental Antitrust Entity” shall have the meaning set forth in Section 5.1(d)(i).

(ccc)  “Governmental Entity” shall have the meaning set forth in Section 5.1(d)(i).

(ddd)  “Hazardous Substance” shall have the meaning set forth in Section 5.1(m).

(eee)  “Indemnified Party” shall have the meaning set forth in Section 6.11(c).

(fff)  “Independent Committee” shall have the meaning set forth in the Recitals.

(ggg)  “Injunction” shall have the meaning set forth in Section 7.1(c).

(hhh)  “Intellectual Property” shall have the meaning set forth in Section 5.1(p)(iv).

(iii)  “Judgment” shall have the meaning set forth in Section 5.1(g).

(jjj)  “Knowledge” shall mean, with respect to the Company, the Chief Executive Officer, Chief Financial Officer and General Counsel of the Company, and with respect to any other party hereto, any C-level officer of such party or any employees of such party with equivalent titles.

(kkk)  “Laws” shall have the meaning set forth in Section 5.1(i)(i).

(lll)  “Leased Real Property” shall have the meaning set forth in Section 5.1(k)(ii).

(mmm) “Lender” shall mean East West Bank.

(nnn)  “Liabilities” shall have the meaning set forth in Section 5.1(g).

(ooo)  “Licenses” shall have the meaning set forth in Section 5.1(i)(ii).

(ppp)  “Lien” means, with respect to any asset (including any security) any option, claim, mortgage, lien, pledge, charge, security interest or encumbrance or restrictions of any kind in respect of such asset.

(qqq)  “Material Adverse Effect” means any change or effect, event, violation, circumstance, occurrence, state of facts or development (any such item, an “Effect”) that is, or would reasonably be expected to be, either individually or in the aggregate with all changes, effects, events, violations, circumstances, occurrences, states of fact or developments, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that no Effect, alone or in combination, related to or arising out of any of the following shall be taken into account in determining whether a Material Adverse Effect may exist: (A) circumstances generally affecting the Company’s industry (which changes or developments, in each case, do not materially disproportionately affect the Company and its Subsidiaries taken as a whole, as compared to other companies participating in the same industry as the Company); (B) changes affecting the United States or PRC economy or political conditions in the United States, PRC, Hong Kong or the Cayman Islands in general or any acts of terrorism, military actions or war (which changes or developments, in each case, do not materially disproportionately affect the Company and its Subsidiaries taken as a whole, as compared to other companies participating in the same industry as the Company), (C) the announcement of this Agreement or pendency of the transactions contemplated by this Agreement or the identity of the Controlling Shareholder as the acquiror of the Company; (D) any change in the Company’s stock price or trading volume (it being understood that any change in the Company underlying or contributing to such change in stock price or trading volume may be taken into account in determining whether there exists a Material Adverse Effect); (E) any changes in applicable Law or GAAP; (F) any failure to meet internal or published projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded); (G) actions or omissions of the Company or any of its Subsidiaries taken with the consent, authorization, approval, or involvement of the Controlling Shareholder, Merger Sub or Mr. Robert Roche; (H) any breach of this Agreement by the Controlling Shareholder or the Merger Sub; or (I) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus).

(rrr)  “Material Contract” shall have the meaning set forth in Section 5.1(j)(i).

(sss)  “M&A Rules” shall have the meaning set forth in Section 5.1(i)(iv).

(ttt)  “Memorandum and Articles of Association” shall have the meaning set forth in Section 2.1.

(uuu)  “Merger” shall have the meaning set forth in the Recitals.

(vvv)  “Merger Sub” shall have the meaning set forth in the Preamble.

(www)  “Non-Wholly Owned Subsidiary” shall have the meaning set forth in Section 5.1(b)(i).

(xxx)  “NYSE” shall have the meaning set forth in Section 6.7.

(yyy)  “Opinion” shall have the meaning set forth in the Recitals.

(zzz)  “Owned Real Property” shall have the meaning set forth in Section 5.1(k)(i).

(aaaa)  “Paying Agent” shall have the meaning set forth in Section 4.2(a).

(bbbb)  “Per ADS Merger Consideration” shall have the meaning set forth in Section 4.1(a).

(cccc)  “Per Share Merger Consideration” shall have the meaning set forth in Section 4.1(a).

(dddd)  “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date of this Agreement; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect or a material effect on the Company or the ability of Controlling Shareholder to obtain the Debt Financing.

(eeee)  “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(ffff)  “PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong S.A.R., the Macao Special Administrative Region and the islands of Taiwan.

(gggg)  “Proxy Statement” shall have the meaning set forth in Section 5.2(f).

(hhhh)  “Representatives” shall have the meaning set forth in Section 5.1(s)(i).

(iiii)  “Requisite Company Vote” shall have the meaning set forth in Section 5.1(c)(i).

(jjjj)  “SAFE” shall have the meaning set forth in Section 5.1(i)(iv).

(kkkk)  “Sarbanes-Oxley Act” shall have the meaning set forth in Section 5.1(e)(i).

(llll)  “SEC” shall have the meaning set forth in Section 5.1.

(mmmm)  “Securities Act” shall have the meaning set forth in Section 5.1(e)(i).

(nnnn)  “Share” and “Shares” shall have the meaning set forth in Section 4.1(a).

(oooo)  “Share Certificate” shall have the meaning set forth in Section 4.1(a).

(pppp)  “Shareholders Meeting” shall have the meaning set forth in Section 6.4.

(qqqq)  “Subsidiary” shall mean, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (x) such party or any other Subsidiary of such party is a general partner or (y) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(rrrr)  “Superior Proposal” means a bona fide Acquisition Proposal, which was not obtained in material violation of Section 6.2, and which would result in any Person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the board of directors of the Company (acting through the Independent Committee) has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by this Agreement pursuant to Section 6.2(b)).

(ssss)  “Surviving Corporation” shall have the meaning set forth in Section 1.1.

(tttt)  “Takeover Statute” shall have the meaning set forth in Section 5.1(l).

(uuuu)  “Tax” or “Taxes” means all taxes (whether United States federal, state, local or non-United States national provincial or local) including all income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

(vvvv)  “Tax Return” means all returns, forms, reports and other documentation required to be filed with, or supplied to, any United States federal, state, local or non-United States national provincial or local tax authority with respect to Taxes (and any amendments, supplements and supporting documentation thereto).

(wwww)  “Termination Date” shall have the meaning set forth in Section 8.2(a).

(xxxx)  “Termination Fee” shall have the meaning set forth in Section 8.5(b).

(yyyy)  “Trade Secrets” shall have the meaning set forth in Section 5.1(p).

(zzzz)  “Wholly Owned Subsidiary” shall have the meaning set forth in Section 5.1(b)(i).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

Acorn International, Inc.
a Cayman Islands company

By:	/s/ Jacob Alexander Fisch
Name:	Jacob Alexander Fisch
Title:	Chief Executive Officer

Second Actium Coin Ltd.
a Cayman Islands company

By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Director

First Ostia Port Ltd.
a Cayman Islands company

By:	/s/ Theresa M. Roche
Name:	Theresa M. Roche
Title:	Director

APPENDIX 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2020.

BETWEEN

(1)	Acorn International, Inc., an exempted company incorporated under the laws of the Cayman Islands on 20 December 2005, with its registered office situate at c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands (“Acorn”); and

(2)	Second Actium Coin Ltd., an exempted company incorporated under the laws of the Cayman Islands on October 29, 2019, with its registered office situated at c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Merger Sub” and together with Acorn, the “Constituent Companies”).

WHEREAS

(a)	Acorn and Merger Sub have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement (the “Agreement”) dated October 12, 2020 made by and among First Ostia Port Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Controlling Shareholder”), Acorn and Merger Sub, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2020 Revision) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with Section 233 of the Companies Law.

WITNESSETH:

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Acorn International, Inc. and Second Actium Coin Ltd.

NAME OF THE SURVIVING COMPANY

2.	The name of the Surviving Company shall be Acorn International, Inc.

REGISTERED OFFICE

3.	Acorn International, Inc. has and the Surviving Company shall have its registered office at c/o Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands. Second Actium Coin Ltd. has its registered office at c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Merger the authorized share capital of Acorn was US$2,500,000 divided into 250,000,000 ordinary shares of US$0.01 par value per share, 51,419,058 of which have been issued.

5.	Immediately prior to the Merger the authorized share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share of which 10,000 ordinary shares had been issued fully paid.

6.	The authorized share capital of the Surviving Company shall be US$2,500,000 divided into 250,000,000 ordinary shares of US$0.01 par value per share.

7.	Each issued and outstanding ordinary share of Acorn shall be converted into and continue as an ordinary share of the Surviving Company in accordance with the provisions of the Agreement.

8.	On the Effective Date (as defined below) the shares of the Surviving Company shall:

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board of Directors may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d)	generally be entitled to enjoy all of the rights attaching to shares;

in each case as set out in the Articles (as defined below).

EFFECTIVE DATE

9.	The Merger shall take effect 3 business days after the date this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

PROPERTY

10.	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	The Memorandum of Association and Articles of Association of Merger Sub immediately prior to the Effective Date shall be the Memorandum of Association and Articles of Association of the Surviving Company (save for references to the name).

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

Ritsuko Hattori Roche, Director

Robert Walter Roche, Director

Theresa Marie Roche, Director

RIGHT OF TERMINATION

14.	The directors of Acorn may terminate this Plan of Merger immediately prior to the Effective Date if the Agreement has been terminated in accordance with the provisions of Article VII thereof.

Each of the undersigned, being all of the Directors of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of ACORN INTERNATIONAL, INC:

Robert W. Roche	Eric Haibing Wu
Director	Director

Jenny Hseau-Jean Wang	Urs P. Zimmerman
Director	Director

Pierre E. Cohade
Director

For and on behalf of Second Actium Coin Ltd.:

Robert Walter Roche	[Date]
Director

Theresa Marie Roche	[Date]
Director

Ritsuko Hattori Roche	[Date]
Director

ANNEX A

(the “Agreement”)